Concierge Technologies, Inc.
                                22048 Sherman Way
                                    Suite 301
                              Canoga Park, CA 91303

                                February 27, 2007

Jorge Bonilla, Senior Staff Accountant
Division of Corporate Finance
Mail Stop 4561
United States Securities and Exchange Commission
Washington D.C. 20549

Attention Wilson K. Lee

Re:  Concierge Technologies, Inc.
     Form 10-KSB for the year ended 6/30/06
     File No. 000-29913

Dear Mr. Bonilla:

With regard to your letter of January 31, 2007 containing four comments with respect to the referenced filings, please be advised as follows:

FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2006
--------------------------------------------
Report of Independent Registered Accounting Firm, page 12
---------------------------------------------------------

1. Our auditors state in their report, as contained in their report to the stockholders and Board of Directors found on page twelve of Form 10-KSB, that "We have audited the accompanying consolidated balance sheet of Concierge Technologies, Inc. and subsidiary ( development stage company) as of June 30, 2006 and the related statements of operations, stockholders' deficit and cash flows for each of the two years in the period ended June 30, 2006 and . . .". The referenced two-year period includes the 2005 and the 2006 consolidated statement of operations and cash flows. We have received a signed audit opinion from our independent registered public accounting firm, Kabani & Co.

FINANCIAL STATEMENTS AND NOTES
------------------------------
Note 15 - Subsequent Events
---------------------------

2. Shares were issued to Ryan Consultants on November 1, 2006 and the expense was recorded in the quarter in which the service was provided. The shares were issued and the value of the services provided was calculated on the average daily bid price in the open market for our stock and charged to retained earnings at a value of $25,000 as a consulting fee expense.

Jorge Bonilla, Senior Staff Accountant            2            February 27, 2007

Item 8A. Controls and Procedures
--------------------------------

3. Because we are still a "shell corporation", we have few financial transactions, and those are primarily related to paying auditors and lawyers regarding the filing of periodic reports with the Commission. Our chief executive officer and our chief financial officer are both aware of almost every financial transaction - and certainly every material financial transaction - at the time each occurs or accrues. When the financials for each reported fiscal period are prepared for submission to the auditor, these two officers consult with each other to determine if there are any omissions of financial matters that should be reported or any that are incorrectly reported. This is how they are able to conclude that the disclosure controls and procedures are effective at the "reasonable assurance" level.

Certifications
--------------

4. We recognize the obligation of the certifying individual to be one of a personal capacity and each such person signing has signed in that capacity. Our Form 10-QSB for 12-31-06 filed on February 14, 2007, excluded the title of the certifying individual from the opening sentence. We will revise our certifications in all future filings to exclude the title of the certifying individual from the opening sentence.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. Further, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should additional information be needed.

Sincerely,


/s/ David Neibert

David Neibert
President, C.O.O.